                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ----------------

                                 AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                               DAMES & MOORE GROUP
                            (Name Of Subject Company)


                               DAMES & MOORE GROUP
                        (Name Of Person Filing Statement)


                               -----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title Of Class Of Securities)


                                   235713-10-4
                      (Cusip Number Of Class Of Securities)


                               -----------------

                                ARTHUR C. DARROW
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               DAMES & MOORE GROUP
                          911 WILSHIRE BOULEVARD, #700
                          LOS ANGELES, CALIFORNIA 90017
                                 (213) 996-2000

           (Name, Address And Telephone Number Of Person Authorized To Receive Notice And Communications On Behalf Of Person(s) Filing Statement)


                               -----------------

                                   COPIES TO:
                              JOHN M. NEWELL, ESQ.
                                LATHAM & WATKINS
                        633 WEST FIFTH STREET, SUITE 4000
                          LOS ANGELES, CALIFORNIA 90071
                                (213) 485-1234
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This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on May 11, 1999 by Dames & Moore Group, a Delaware corporation (the "Company") (as amended through the date hereof, the "Schedule 14D-9") relating to the cash tender offer by Demeter Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of URS Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), at a price of $16.00 per share, net to the seller in cash (subject to applicable withholding of taxes), without any interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 11, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 8.    THE SOLICITATION OR RECOMMENDATION.

           The response to Item 8 is hereby amended by adding the following paragraph after the final paragraph of Item 8(f):

           (g) On June 9, 1999, Parent issued a press release announcing that it had accepted for payment of approximately 17.6 million shares which had been validly tendered and not withdrawn pursuant to the Offer. A copy of the press release is filed as Exhibit 8 hereto and is incorporated herein by reference.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 8. Press Release issued by Parent on June 9, 1999.
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                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated:  June 9, 1999

                                        DAMES & MOORE GROUP


                                        By: /s/ MARK A. SNELL
                                            ---------------------------------
                                            Mark A. Snell
                                            Executive Vice President and
                                            Chief Financial Officer